April 30, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Oiltanking Partners, L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended March 3, 2014, which was filed with the U.S. Securities and Exchange Commission on April 30, 2014. The disclosure can be found beginning on page 26 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Brian C. Brantley
Name:     Brian C. Brantley

Title:	Vice President, General Counsel and Secretary

Oiltanking Partners, L.P.
333 Clay Street, Suite 2400 Houston, Texas 77002 Tel. 281-457-7900 Fax 281-457-7917 www.oiltankingpartners.com